Exhibit 99.1

News Release

December 12, 2025

TELUS Announces Pricing of Cash Tender Offers for Seven Series of Debt Securities

Vancouver, B.C. – TELUS Corporation (“TELUS” or ”the “Company”) announced today the pricing terms of its previously announced separate offers (the “Offers”) to purchase for cash up to the Maximum Purchase Amount (as defined in the Offer to Purchase dated December 4, 2025 (the “Offer to Purchase”), as previously amended) of its outstanding notes of the series listed in the table below (collectively, the “Notes”).

The Offers

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase relating to the Notes. Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

The table below sets out the aggregate principal amount of Notes accepted for purchase, the Reference Yield and the Total Consideration in respect of the Notes validly tendered and accepted for purchase pursuant to the Offers for such Notes.

Title of Notes(1)	Principal Amount Outstanding	CUSIP / ISIN Nos.(1)	Reference Security	Bloomberg Reference Page	Reference Yield(2)	Fixed Spread (Basis Points)(2)	Total Consideration(3)	Principal Amount Accepted
3.95% Notes, Series CAB due February, 2050	C$105,257,000	87971MBP7 / CA87971MBP73	CAN 2¾ 12/01/55	FIT CAN0-50	3.886%	+145	C$812.94	C$31,933,000
4.10% Notes, Series CAE due April, 2051	C$78,105,000	87971MBT9 / CA87971MBT95	CAN 2¾ 12/01/55	FIT CAN0-50	3.886%	+145	C$829.41	C$28,867,000
4.40% Notes, Series CU due January, 2046	C$233,187,000	87971MBB8 / CA87971MBB87	CAN 2¾ 12/01/55	FIT CAN0-50	3.886%	+135	C$896.72	C$173,548,000
4.40% Notes, Series CL due April, 2043	C$600,000,000	87971MAS2 / CA87971MAS22	CAN 2¾ 12/01/55	FIT CAN0-50	3.886%	+125	C$916.26	C$471,132,000
4.70% Notes, Series CW due March, 2048	C$475,000,000	87971MBE2 / CA87971MBE27	CAN 2¾ 12/01/55	FIT CAN0-50	3.886%	+130	C$936.25	C$386,386,000

Title of Notes(1)	Principal Amount Outstanding	CUSIP / ISIN Nos.(1)	Reference Security	Bloomberg Reference Page	Reference Yield(2)	Fixed Spread (Basis Points)(2)	Total Consideration(3)	Principal Amount Accepted
2.85% Notes, Series CAF due November, 2031	C$750,000,000	87971MBV4 / CA87971MBV42	CAN 1½ 06/01/31	FIT CAN0-50	-	+60	-	-
4.75% Notes, Series CR due January, 2045	C$400,000,000	87971MAY9 / CA87971MAY99	CAN 2¾ 12/01/55	FIT CAN0-50	-	+130	-	-

(1)	No representation is made by the Company as to the correctness or accuracy of the CUSIP number or ISIN listed in this news release or printed on the Notes. They are provided solely for convenience.

(2)	Reference Yield refers to the yield based on the bid-side price of the applicable Reference Security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 11:00 a.m. (Eastern time) on December 12, 2025. The sum of the Reference Yield and the Fixed Spread is referred to as the “Offer Yield”.

(3)	Per C$1,000 principal amount of Notes validly tendered, and not validly withdrawn, at or prior to December 11, 2025 (the “Expiration Date”) and accepted for purchase; excludes the Accrued Coupon Payment.

The Financing Condition as described in the Offer to Purchase has been satisfied as a result of the closing of the Company’s previously announced concurrent offerings of Canadian and U.S. junior subordinated notes in aggregate principal amounts of CAD$800 million and US$1.5 billion, respectively.

Settlement

Payment of the Total Consideration for the Notes accepted for purchase will be made by the Company on the “Settlement Date”, which is expected to occur on December 16, 2025 (the “Settlement Date”). In addition to the Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the Accrued Coupon Payment, representing accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date. Holders whose Notes are accepted for purchase will lose all rights as a Holder of the tendered Notes and interest will cease to accrue on the Settlement Date for all Notes accepted in the Offer.

Following consummation of an Offer, any Notes that are purchased in such Offer will be retired and cancelled and no longer remain outstanding. All Notes not accepted for purchase by the Company will be returned without cost to the tendering Holders.

The Company has retained CIBC World Markets Inc. (“CIBC”), BMO Nesbitt Burns Inc. (“BMO”), RBC Dominion Securities Inc. (“RBC”), Scotia Capital Inc. (“Scotia”) and TD Securities Inc. (“TD”) to act as lead dealer managers and Desjardins Securities Inc., National Bank Financial Inc., Wells Fargo Securities Canada, Ltd., BNP Paribas (Canada) Securities Inc., SMBC Nikko Securities Canada, Ltd. and ATB Securities Inc. to act as co-dealer managers (collectively, the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers or for copies of the Offer to Purchase should be directed to CIBC at 1-416-594-8515 (collect), BMO at 1-833-418-0762 (toll-free) or 1-416-359-6359 (collect), RBC at 1-877-381-2099 (toll-free) or 1-416-842-6311 (collect), Scotia at 1-416-863-7438 (collect) or TD at 1-866-584-2096 (toll-free) or 1-416-982-6451 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

Computershare Investor Services Inc. is acting as Tender Agent for the Offers.

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in CDS will be released.

Offer and Distribution Restrictions

The Offers were made solely pursuant to the Offer to Purchase. This news release does not constitute a solicitation of an offer to buy any securities in the United States. No Offer constitutes an offer or an invitation by, or on behalf of, TELUS or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. No action has been or will be taken in the United States or any other jurisdiction that would permit the possession, circulation or distribution of this news release, the Offer to Purchase or any other offering material or advertisements in connection with the Offers to (i) any person in the United States; (ii) any U.S. person; (iii) anyone in any other jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any Holder located or resident in the United States.

In any jurisdiction in which the securities laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of TELUS or any of its subsidiaries.

Forward-looking Statements

This news release contains statements about future events, including statements regarding the terms and timing for completion of the Offers, including the expected Settlement Date. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. There is significant risk that the forward-looking statements will not prove to be accurate. Forward-looking statements are provided herein for the purpose of giving information about the Offers referred to above. Readers are cautioned that such information may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2024 annual management’s discussion and analysis and in our third quarter 2025 management’s discussion and analysis and other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law or the Offer to Purchase, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations
Robert Mitchell
ir@telus.com

Media Relations
Steve Beisswanger

Steve.Beisswanger@telus.com

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